UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              BVR TECHNOLOGIES LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M2051410
--------------------------------------------------------------------------------

                                 (Cusip Number)

                                  IES Building
                                32 Ben Gurion St.
                             Ramat Gan, Israel 52733
                                 Attn: Adam Ofek

                               Tel: 972-3-753-0729

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 18, 2004
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. M2051410

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Apros & Chay MB Ltd. (no I.R.S. Identification No.)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|
         (b) |X|

3. SEC Use Only |_|

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) .....................................|_|

6.       Citizenship or Place of Organization:  Israel

Number of Shares       7.   Sole Voting Power:.................                -
Bene-ficially          8.   Shared Voting Power:...............       48,500,000
owned by each          9.   Sole Dispositive Power:............                -
Reporting Person       10.  Shared Dispositive Power:..........       48,500,000




11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         48,500,000 Ordinary Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................|_|

13.      Percent of Class Represented by Amount in row (11)   49.3%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. M2051410

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Prosper Abitbol (no SS No.)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|
         (b) |X|

3.       SEC Use Only |_|

         4.       Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) .....................................|_|

6.       Citizenship or Place of Organization:  Israel

Number of Shares      7.    Sole Voting Power:.................                -
Bene-ficially         8.    Shared Voting Power:...............       48,500,000
owned by each         9.    Sole Dispositive Power:............                -
Reporting Person      10.   Shared Dispositive Power:..........       48,500,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         48,500,000 Ordinary Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................|_|

13.      Percent of Class Represented by Amount in row (11)   49.3%

14.      Type of Reporting Person (See Instructions):  IN

CUSIP NO. M2051410

1.       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

         Adam Ofek (no SS No.)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|
         (b) |X|

3. SEC Use Only |_|

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) .....................................|_|

6.       Citizenship or Place of Organization: Israel


Number of Shares
Bene-ficially        7.     Sole Voting Power:.................                -
owned by each        8.     Shared Voting Power:...............       48,500,000
Reporting Person     9.     Sole Dispositive Power:............                -
                     10.    Shared Dispositive Power:..........       48,500,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         48,500,000 Ordinary Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................|_|

13.      Percent of Class Represented by Amount in row (11)   49.3%

14.      Type of Reporting Person (See Instructions):  IN

CUSIP NO. M2051410

1.       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

         Avigdor Olshansky (no SS No.)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|
         (b) |X|

3. SEC Use Only |_|

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) .....................................|_|

6.       Citizenship or Place of Organization: Israel


Number of Shares
Bene-ficially         7.    Sole Voting Power:.................        8,780,264
owned by each         8.   Shared Voting Power:...............                 -
Reporting Person      9.   Sole Dispositive Power:............        8,780,264
                      10.  Shared Dispositive Power:..........                 -



11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,780,264 Ordinary Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................|_|

13.      Percent of Class Represented by Amount in row (11)   8.9%

Type of Reporting Person (See Instructions):  IN

         Item 1. Security and Issuer

         Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of BVR Technologies Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at IES Building, 32 Ben Gurion St., Ramat Gan, Israel 52733.

         Item 2. Identity and Background

                  (a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of:

                  (i)      Apros & Chay MB Ltd.

                           Apros & Chay MB Ltd. is an Israeli corporation, whose principal business is operating a merchant bank.

                           The business address of Apros & Chay MB Ltd. is: IES Building, 32 Ben Gurion St., Ramat Gan, Israel 52733.

                           By reason of their positions as officers and directors of Apros & Chay MB Ltd., Prosper Abitbol, and Adam Ofek may each be deemed the beneficial owner, and to share the power to vote and dispose of, the Ordinary Shares owned by Apros & Chay MB Ltd. In addition, Mr. Abitbol owns 75% of the share capital of Apros & Chay MB Ltd. and members of Mr. Ofek's family own 25% of the share capital of this company.

                  (ii)     Prosper Abitbol.

                           Prosper Abitbol resides at: Hamachteret 3, Ramat Hasharon, Israel 47203.

                           Prosper   Abitbol's   present   principal    business
                           occupation is chairman of a merchant bank.

                  (iii)    Adam Ofek.

                           Adam Ofek resides at: Chazon Isch 64, Bnei Brak, Israel, 51601.

                           Adam Ofek's present principal business occupation is: managing partner of a merchant bank.

                  (iv)     Avigdor Olshansky.

                           Avigdor Olshansky resides at: Henrietta Soled 14, Ramat Hasharon, Israel 47225.

                           Avigdor   Olshansky's   present  principal   business
                           occupation is a media and telecom entrepreneur.

                  Apros & Chay MB Ltd., Prosper Abitbol,  Avigdor Olshansky, and
                  Adam  Ofek  are   collectively   referred  to  herein  as  the
                  "Reporting Persons."

                  (d) None of the Reporting Persons referred to in Paragraphs
(a)-(c) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons referred to in Paragraphs
(a)-(c) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Prosper Abitbol, Avigdor Olshansky, and Adam Ofek are citizens of Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Issuer, Technoprises Apros & Chay Ltd. ("Technoprises"), and the shareholders of Technoprises (the "Shareholders") entered into a share purchase agreement ("Agreement") dated as of December 22, 2003, pursuant to which the Issuer purchased all of the issued and outstanding share capital of Technoprises. In consideration, the Issuer agreed to issue to the Shareholders, including the Reporting Persons, a total of 88,539,309 Ordinary Shares of the Issuer, par value NIS 0.01 each. In order to satisfy an obligation under the Agreement, 7,500,000 Ordinary Shares that were otherwise issuable to the Shareholders were instead issued to four investors in a private placement offering by the Issuer at a purchase price of $ 0.09 per share and 2,250,000 Ordinary Shares were issued to Comverse Ltd. 21,509,045 Ordinary Shares were instead issued, to certain other people and entities who have contributed technologies, know-how or services to the Company or its subsidiaries on account of Ordinary Shares which were otherwise issuable in consideration for the Technoprises shares initially held in trust by Prosper Abitbol.

Item 4.  Purpose of Transaction

                  The Ordinary Shares acquired by the Reporting Persons pursuant to the Agreement, as described in Item 3 of Schedule 13D above, were acquired to gain control of the Issuer. Following the closing of the Agreement, Messrs. Abitbol, Ofek and Olshansky were appointed as directors of the Issuer constituting a majority of the Board of Directors of the Issuer. In addition, Mr. Abitbol was appointed as the Chairman and Chief Executive Officer of the Issuer and Mr. Ofek was appointed as the President of the Issuer.

                  Information concerning the plans that the Reporting Persons have for the Issuer is set forth in a Proxy Statement of the Issuer dated January 15, 2004 that was filed with the Securities and Exchange Commission under cover of Form 6-K on January 21, 2004, which is incorporated by reference herein.

                  The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the open market, in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their interest, the Reporting Persons may acquire additional shares of the Issuer from time to time or may sell all or any portion of the Ordinary Shares.

                  Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

                  (a) and (b) The number of Ordinary Shares of the Issuer beneficially owned by the Reporting Persons are as follows:

                                                      Aggregate Number
                                                      Of Ordinary Shares              Percentage of
Name                                                  Beneficially Owned              Outstanding (1)
----                                                  ------------------              ---------------
Apros & Chay MB, Ltd. ............................      48,500,000                        49.3%
Prosper Abitbol...................................      48,500,000(2)                     49.3%
Adam Ofek ........................................      48,500,000(2)                     49.3%
Avigdor Olshansky.................................       8,780,264                         8.9%

------------------------
(1) Based on 98,377,010 shares of Ordinary Shares outstanding as of February 18, 2004, assuming that all of the shares issuable in connection with the acquisition of Technoprises had been issued.

(2) By virtue of their positions as officers and directors of Apros & Chay MB Ltd., Messrs. Abitbol and Ofek may be deemed to share beneficial ownership of the Ordinary Shares owned by Apros & Chay MB Ltd.

                  (c) Except as described above, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

                  (d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

                  Exhibit 1         Agreement Pursuant to Rule 13d-1(k).

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 4, 2004



                                    APROS & CHAY MB LTD.

                                    By: /s/ Adam Ofek
                                        ----------------------------------------
                                          Adam Ofek, President



                                    /s/ Prosper Abitbol
                                    --------------------------------------------
                                        PROSPER ABITBOL



                                    /s/ Avigdor Olshansky
                                    --------------------------------------------
                                        AVIGDOR OLSHANSKY


                                    /s/ Adam Ofek
                                    --------------------------------------------
                                        ADAM OFEK

                                    Exhibit 1

                       Agreement Pursuant to Rule 13d-1(k)

         Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned acknowledges and agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.

Dated:  March 4, 2004

                                    APROS & CHAY MB LTD.

                                    By: /s/ Adam Ofek
                                        ----------------------------------------
                                          Adam Ofek, President




                                    /s/ Prosper Abitbol
                                    --------------------------------------------
                                        PROSPER ABITBOL



                                    /s/ Avigdor Olshansky
                                    --------------------------------------------
                                        AVIGDOR OLSHANSKY


                                    /s/ Adam Ofek
                                    --------------------------------------------
                                        ADAM OFEK